SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 14, 2013

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:

Nokia stock exchange release dated October 14, 2013: NOKIA’S EXTRAORDINARY GENERAL MEETING RELOCATED TO HELSINKI ICE HALL; NOTICE OF AN EXTRAORDINARY GENERAL MEETING

STOCK EXCHANGE RELEASE

October 14, 2013

NOKIA’S EXTRAORDINARY GENERAL MEETING RELOCATED TO HELSINKI ICE HALL; NOTICE OF AN EXTRAORDINARY GENERAL MEETING

Nokia Corporation
Stock Exchange Release
14.10.2013 at 9:00 (CET+1)

Nokia Corporation has changed the venue of the Extraordinary General Meeting, so that the meeting will be held in Helsinki Ice Hall, Nordenskiöldinkatu 11-13, 00250 Helsinki, on Tuesday November 19, 2013. Helsinki Ice Hall offers better connections to the participants arriving to the Meeting and more flexibility in the practical arrangements of the venue.

The schedule and content of the meeting remain unchanged. More information about the meeting is available below, in the new Notice of the Extraordinary General Meeting, which replaces and cancels the Notice dated September 18, 2013.

The Extraordinary General Meeting starts at 2:00 p.m. The doors at Helsinki Ice Hall will open at 12:00 noon. The reception of persons who have registered for the meeting will commence at 12:00 noon.

The meeting will be conducted primarily in Finnish, and simultaneous translation will be available into Swedish and English, and as necessary, into Finnish.

NOTICE OF AN EXTRAORDINARY GENERAL MEETING

Notice is given to the shareholders of Nokia Corporation (the “Company”) of an Extraordinary General Meeting to be held on Tuesday, November 19, 2013 at 2:00 p.m. at Helsinki Ice Hall, Nordenskiöldinkatu 11-13, 00250 Helsinki, Finland. The reception of persons who have registered for the Extraordinary General Meeting will commence at 12:00 noon.

A. Matters on the agenda of the Extraordinary General Meeting

At the Extraordinary General Meeting (also referred to as the “Meeting”) the following matters will be considered:

1. Opening of the Meeting

2. Matters of order for the Meeting

3. Election of the persons to confirm the minutes and to verify the counting of votes

4. Recording the legal convening of the Meeting and quorum

5. Recording the attendance at the Meeting and adoption of the list of votes

6. Proposal of the Board of Directors to confirm and approve the Sale of the Devices & Services Business

The Company has entered into a Stock and Asset Purchase Agreement, dated as of September 2, 2013 (the “Purchase Agreement”), by and between the Company and Microsoft International Holdings B.V. (“Microsoft International”), a wholly owned subsidiary of Microsoft Corporation (“Microsoft”). Under the Purchase Agreement, the Company will sell substantially all of its Devices & Services Business, including assets and liabilities to the extent primarily related thereto, to Microsoft International for an aggregate purchase price of EUR 3.79 billion in cash, subject to certain adjustments, to be paid upon the consummation of the transactions contemplated by the Purchase Agreement, which is expected to take place in the first quarter of 2014 (the transactions contemplated by the Purchase Agreement collectively the “Sale of the Devices & Services Business”). The confirmation and approval of the Company’s Extraordinary General Meeting is a condition to the consummation of the Sale of the Devices & Services Business.

The Board of Directors proposes and recommends that the Extraordinary General Meeting of Shareholders confirm and approve the Sale of the Devices & Services Business.

More information about the Purchase Agreement is contained in the Company’s stock exchange releases concerning the sale dated September 3, 2013, and in the proxy materials dated September 18, 2013, available on the Company’s website www.nokia.com/gm.

In addition, pursuant to a mutual patent license agreement (the “Patent License Agreement”) between the Company and Microsoft, the Company will grant Microsoft a 10-year license to certain of the Company’s patents upon consummation of the Sale of the Devices & Services Business, and Microsoft will grant the Company reciprocal rights to certain of Microsoft’s patents for use in Nokia’s HERE business and make a payment of EUR 1.55 billion in cash to the Company and, as consideration for the unilateral right to extend the term of the Patent License Agreement to perpetuity, an additional EUR 100 million payment to the Company. Additionally, Microsoft will become a strategic licensee of the HERE location platform, and will pay the Company separately for the services provided under this license. These licensing arrangements become effective upon consummation of the Sale of the Devices & Services Business. The Company is not seeking the Extraordinary General Meeting’s approval of the Patent License Agreement or the HERE licensing arrangement.

7. Closing of the Meeting

B. Documents of the Extraordinary General Meeting

The proposal of the Board of Directors, this notice and the proxy materials with more detailed information on the proposal to be voted on, including Nokia Group unaudited pro forma financial information, are available on the Company’s website at www.nokia.com/gm. The “Nokia in 2012” publication, which includes the

Company’s Annual Accounts for the financial year 2012, as well as interim reports published in 2013 are also available on the above-mentioned website. The interim report for the third quarter 2013 and January —September 2013 is expected to be available on said website on October 29, 2013. The proposal of the Board of Directors, the proxy materials and the stock exchange releases dated September 3, 2013 will also be available at the Meeting. Copies of the proxy materials and of this notice will be sent to shareholders upon request.

C. Instructions for the participants in the Extraordinary General Meeting

1. The right to participate and registration

Each shareholder, who on the record date of November 7, 2013 is registered in the Register of Shareholders of the Company, has the right to participate in the Extraordinary General Meeting. A shareholder, whose shares are registered on his, her or its Finnish book-entry account, is automatically registered in the Register of Shareholders of the Company. A shareholder, who wishes to participate in the Extraordinary General Meeting, may register for the Meeting by giving a prior notice of participation no later than on November 12, 2013 at 4:00 p.m. (Finnish time) by which time the registration needs to be received by the Company. Such notice can be given:

a) through Nokia’s website at www.nokia.com/gm;

b) by telephone to +358 20 770 6870 from Monday to Friday at 09:00 a.m. to 4:00 p.m. (Finnish time);

c) by telefax to +358 7180 38984; or

d) by letter to the Registry of Shareholders, Nokia Corporation, P.O. Box 226, Fl-00045 NOKIA GROUP.

In connection with the registration, a shareholder is required to notify his or her name, personal identification number, address, telephone number, the name of any assistant to such shareholder and the name and the personal identification number of such shareholder’s possible proxy representative, if any.

2. Advance voting service

A shareholder who has a Finnish book-entry account, may vote in advance on item 6 on the agenda of the Extraordinary General Meeting through the Company’s website from September 19, 2013 to 4:00 p.m on November 12, 2013. (Finnish time). A shareholder voting in advance may not be able to exercise his, her or its right under the Finnish Companies Act to request information or a vote at the Meeting and if the proposal regarding item 6 on the agenda has changed after the beginning of the advance voting period, the shareholder’s ability to vote on the agenda item may be restricted, unless the shareholder will be present in person or represented by proxy at the Extraordinary General Meeting. The conditions and other instructions relating to the electronic advance voting may be found on the Company’s website www.nokia.com/gm. The Finnish book-entry account number of the shareholder is required for identification purposes when voting in advance.

3. Proxy representative and powers of attorney

A shareholder may participate in the Extraordinary General Meeting and exercise his, her or its rights at the Meeting by proxy. A proxy representative shall produce a dated proxy document or otherwise in a reliable manner demonstrate his or her right to represent the shareholder at the Extraordinary General Meeting. Should a shareholder participate in the Meeting by means of several proxy representatives representing the shareholder with shares in different book-entry accounts, the shares by which each proxy representative represents the shareholder shall be identified in connection with the registration for the Extraordinary General Meeting. Possible proxy documents should be delivered in originals to Nokia’s Registry of Shareholders before the last date for registration.

4. Holders of nominee registered shares

A holder of nominee registered shares is advised without delay to request from his, her or its custodian bank the necessary instructions regarding registration in the Register of Shareholders of the Company, issuing of proxy documents and registration for the Extraordinary General Meeting. The account management organization of the custodian bank will register a holder of nominee registered shares, who wants to participate in the Extraordinary General Meeting, in the temporary Register of Shareholders of the Company at the latest on November 14, 2013 at 4:00 p.m. (Finnish time). Further information on these matters can also be found on the Company’s website www.nokia.com/gm.

5. Other instructions and information

On the date of this Notice of the Extraordinary General Meeting, October 13, 2013, the total number of shares in Nokia Corporation and votes represented by such shares is 3 744 994 342.

Doors of the meeting venue will open at 12:00 noon. The participants are kindly invited to the coffee reception before the meeting. The Meeting will be conducted primarily in Finnish, and simultaneous translation will be available into Swedish and English, and as necessary, into Finnish.

Pursuant to Chapter 5, Section 25 of the Finnish Companies Act, a shareholder who is present at the Extraordinary General Meeting has the right to request information with respect to the matters to be considered at the Meeting.

In case it would become necessary, the Company has prepared to arrange an additional space for the Meeting, where some of the meeting participants can be directed if needed and where shareholders can, by means of video connection, exercise their shareholder rights in an equal manner with the shareholders in the main Meeting area.

This Notice replaces and cancels the Notice dated September 18, 2013 and is, with the exception of the new Meeting venue, identical in terms of the Meeting content. Already made registrations for the Meeting and votes given in advance will stay valid.

October 13, 2013

BOARD OF DIRECTORS

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the planned sale by Nokia of substantially all of Nokia’s Devices & Services business, including Smart Devices and Mobile Phones (referred to below as “Sale of the D&S Business”) pursuant to the Stock and Asset Purchase Agreement, dated as of September 2, 2013, between Nokia and Microsoft International Holdings B.V.(referred to below as the “Agreement”); B) the closing of the Sale of the D&S Business; C) obtaining the confirmation and approval of our shareholders for the Sale of the D&S Business; D) receiving timely (if at all), necessary regulatory approvals for the Sale of the D&S Business; E) expectations, plans or benefits related to or caused by the Sale of the D&S Business; F) expectations, plans or benefits related to Nokia’s strategies, including plans for Nokia with respect to its continuing businesses that will not be divested in connection with the Sale of the D&S Business; G) expectations, plans or benefits related to changes in leadership and operational structure; H) expectations and targets regarding our operational priorities, financial performance or position, results of operations and use of proceeds from the Sale of the D&S Business; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) the inability to close the Sale of the D&S Business in a timely manner, or at all, for instance due to the inability or delays in obtaining the shareholder approval or necessary regulatory approvals for the Sale of the D&S Business, or the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement; 2) the potential adverse effect on the sales of our mobile devices, business relationships, operating results and business generally  resulting from the announcement of the Sale of the D&S Business or from the terms that we have agreed for the Sale of the D&S Business; 3) any negative effect from the implementation of the Sale of the D&S Business, as we may forego other competitive alternatives for strategies or partnerships that would benefit our Devices & Services business and if the Sale of the D&S Business is not closed, we may have limited options to continue the Devices & Services  business or enter into another transaction on terms favorable to us, or at all; 4) our ability to effectively and smoothly implement planned changes to our leadership and operational structure or maintain an efficient interim governance structure and preserve or hire key personnel; 5) any negative effect from the implementation of the Sale of the D&S Business, including our internal reorganization in connection therewith, which will require significant time, attention and resources of our senior management and others within the company potentially diverting their attention from other aspects of our business; 6) disruption and dissatisfaction among employees caused by the plans and implementation of the Sale of the D&S Business reducing focus and productivity in areas of our business; 7) the amount of the costs, fees, expenses and charges related to or triggered by the Sale of the D&S Business; 8) any impairments or charges to carrying values of assets or liabilities related to or triggered by the Sale of the D&S Business; 9) potential adverse effects on our business, properties or operations caused by us implementing the Sale of the D&S Business; 10) the initiation or outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us relating to the Sale of the D&S Business; and, as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors.” and risks outlined in our most recent interim report. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media and Investor Contacts:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Investor Relations Europe

Tel. +358 7180 34927

Investor Relations US

Tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2013	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal